ANNUAL NOTICE
May 1, 2025
Protective Premiere I Protective Premiere Protector Protective Premiere Provider Individual Flexible Premium Variable and Fixed Life Insurance Policies	Issued by Protective Variable Life Separate Account and Protective Life Insurance Company 2801 Highway 280 South Birmingham, Alabama 35223 Telephone: (800) 265‑1545 www.protective.com
This Annual Notice for the individual variable universal life insurance policies (collectively the “Policy”) issued by Protective Life Insurance Company, provides certain updated information about your Policy since May 1, 2024. In addition, this Annual Notice provides key information about your Policy that you should review, including a current list of Funds available under your Policy. Please read this Annual Notice carefully and retain it with your Policy prospectus for future reference.
The most recent prospectus for the Policy, dated May 1, 2008, (the “Prospectus”) and supplements to the Prospectus contain more information about the Policy’s features, benefits, and risks. You can find updated financial statements for Protective Variable Life Separate Account and for Protective Life Insurance Company, prospectuses for the Funds listed in the appendix, and other information about the Policy online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling (800) 265-1545 or by sending an email request to prospectus@protective.com.
Additional general information about certain investment products, including variable life insurance, has been prepared by the U.S. Securities and Exchange Commission’s (“SEC”) staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual Notice. Any representation to the contrary is a criminal offense.
Registration No. 33-61599

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY	9

SPECIAL TERMS
“We”, “us”, “our”, “Protective Life”, and “Company”  Refer to Protective Life Insurance Company. “You” and “your” refer to the person(s) who have been issued a Policy.
Attained Age The Insured’s age as of the nearest birthday on the Policy Effective Date, plus the number of complete Policy Years since the Policy Effective Date.
Cancellation Period Period shown in the Policy during which the Owner may exercise the cancellation privilege and return the Policy for a refund.
Cash Value Policy Value minus any applicable Surrender Charge.
CIR The Term Rider for Covered Insured.
Death Benefit The amount of insurance provided under the Policy used to determine the Death Benefit Proceeds.
Death Benefit Option One of two options that an Owner may select for the computation of Death Benefit Proceeds. Face Amount (Option A, Level), or Face Amount Plus Policy Value (Option B, Increasing).
Death Benefit Proceeds The amount payable to the Beneficiary if the Insured dies while the Policy is in force. It is equal to the Death Benefit plus any death benefit under any rider to the Policy less (1) any Policy Debt (2) any liens for payments made under an accelerated death benefit rider or endorsement plus accrued interest and (3) less any unpaid Monthly Deductions if the Insured dies during a grace period.
Face Amount A dollar amount selected by the Owner and shown in the Policy on the Policy Specifications Page or Supplemental Policy Specifications Page.
FCR The Flexible Coverage Rider.
Fixed Account Part of Protective Life’s general account to or from which Policy Value may be transferred and into which Net Premiums may be allocated under a Policy.
Fixed Account Value The Policy Value in the Fixed Account.
Fund A separate investment portfolio of an open-end management investment company or unit investment trust in which a Sub-Account invests.
Home Office 2801 Highway 280 South, Birmingham, Alabama 35223.
Initial Face Amount The Face Amount on the Policy Effective Date.
Insured The person whose life is covered by the Policy.
Issue Age The Insured’s age as of the nearest birthday on the Policy Effective Date.
Issue Date The date the Policy is issued.
Lapse Termination of the Policy at the expiration of the grace period while the Insured is still living.
Loan Account An account within Protective Life’s general account to which Fixed Account Value and/or Variable Account Value is transferred as collateral for Policy loans.
Maturity Date The date shown in the Premiere I Policy on which the Owner(s) will be paid the Surrender Value, if any, provided the Insured is still living. It is the Policy Anniversary nearest the Insured’s 95th birthday.
Minimum Monthly Premium For Policies issued on Insured’s Issue Age through 80 (75 for Premiere Provider and Premiere I), the cumulative minimum amount of premium payments (net of any Policy Debt or withdrawals) that must be paid in order for the Policy’s lapse protection to remain in effect.
Monthly Anniversary Day The same day in each month as the Policy Effective Date.
Monthly Deduction The fees and charges deducted monthly from the Fixed Account Value and/or Variable Account Value as described on the Policy Specifications Page of the Policy.
Net Premium A premium payment minus the applicable premium expense charges.
Policy Anniversary The same day and month in each Policy Year as the Policy Effective Date.
Policy Debt The sum of all outstanding policy loans plus accrued interest.
Policy Effective Date The date shown in the Policy as of which coverage under the Policy begins.
Policy Value The sum of the Variable Account Value, the Fixed Account Value, and the Loan Account Value.

Policy Year Each period of twelve months commencing with the Policy Effective Date and each Policy Anniversary thereafter.
Sub-Account A separate division of the Variable Account established to invest in a particular Fund.
Sub-Account Value The Policy Value in a Sub-Account.
Surrender Charge A contingent deferred sales charge deducted from the Policy Value if the Policy is surrendered, Lapses, or the Initial Face Amount is decreased during the first 10 Policy Years (Premiere Provider and Premiere Protector) or the first 14 Policy Years (Premiere I).
Surrender Value The Cash Value minus any outstanding Policy Debt and any liens for payments made under an accelerated death benefit rider or endorsement plus accrued interest.
Valuation Day Each day the New York Stock Exchange and the Home Office are open for business except for a day that a Sub-Account’s corresponding Fund does not value its shares.
Valuation Period The period commencing with the close of regular trading on the New York Stock Exchange on any Valuation Day and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Day.
Variable Account Protective Variable Life Separate Account, a separate investment account of Protective Life to and from which Policy Value may be transferred and into which Net Premiums may be allocated.
Variable Account Value The sum of all Sub-Account Values.
Written Notice A notice or request submitted in writing in a form satisfactory to Protective Life and received at the Home Office via U.S. postal service or nationally recognized overnight delivery service.

UPDATED INFORMATION ABOUT YOUR POLICY
The information in this section of the Annual Notice is a summary of certain Policy features that have changed since May 1, 2024. This may not reflect all of the changes that have occurred since you entered into your Policy.
•
The Invesco V.I. Capital Appreciation Fund changed its name to the Invesco V.I. Discovery Large Cap Fund.

•
The Morgan Stanley VIF Global Real Estate Portfolio was liquidated.

•
On December 31, 2024, Protective Life Insurance Company changed from a Tennessee corporation to a Nebraska corporation. Accordingly, the Variable Account currently operates under the laws and regulation of Nebraska.

•
For updated Fund performance and fee information please see the FUND APPENDIX.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
FEES AND EXPENSES
Charges for Early Withdrawals
Premiere I
If you withdraw money from your Policy after the first year, a withdrawal charge equal to the lesser of 2% of the amount withdrawn or $25 will be deducted from the Policy Value. For example, if you were to withdraw $100,000 from your Policy, you would be assessed a withdrawal charge of  $25.
If you surrender the Policy within the first 14 Policy Years, you will be subject to a surrender charge of up to 27% of the aggregate amount of premiums paid during the first Policy year including any premiums for any riders. For example, if you surrender your Policy in the first Policy Year and the aggregate amount of premiums during the first Policy Year was $100,000, you could pay a surrender charge of up to $27,000.

Premiere Protector
If you withdraw money from your Policy after the first year, a withdrawal charge equal to the lesser of 2% of the amount withdrawn or $25 will be deducted from the Policy Value. For example, if you were to withdraw $100,000 from your Policy, you would be assessed a withdrawal charge of  $25.
If you surrender the Policy within the first 10 Policy Years, you will be subject to a surrender charge of up to 5.80% of your Initial Face Amount. For example, if you surrender your Policy in the first Policy Year and the Initial Face Amount was $100,000, you could pay a surrender charge of up to $5,800.

Premiere Provider
If you withdraw money from your Policy after the first year, a withdrawal charge equal to the lesser of 2% of the amount withdrawn or $25 will be deducted from the Policy Value. For example, if you were to withdraw $100,000 from your Policy, you would be assessed a withdrawal charge of  $25.
If you surrender the Policy within the first 10 Policy Years, you will be subject to a surrender charge of up to 2.86% of your Initial Face Amount. For example, if you surrender your Policy in the first Policy Year and the Initial Face Amount was $100,000, you could pay a surrender charge of up to $2,860.

For additional information about charges for surrenders and early withdrawals, see “CHARGES AND DEDUCTIONS” and “APPENDIX A” in the Prospectus.
Transaction Charges
In addition to withdrawal and surrender charges, you may be subject to other transaction charges, including charges on each premium paid under the Policy, charges in connection with a decrease to your Policy’s Face Amount, charges when you exercise the optional Overloan Protection Endorsement benefit and transfer fees.
For additional information about transaction charges, see “CHARGES AND DEDUCTIONS” and “APPENDIX A” in the Prospectus.

Ongoing Fees and Expenses (annual charges)
In addition to surrender charges and transaction charges, you are also subject to certain ongoing fees and expenses under the Policy, including fees and expenses covering the cost of insurance (“COI”) under the Policy and the cost of optional benefits available under the Policy. Such fees and expenses may be set based on characteristics of the Insured (e.g., age, sex, and rating classification). You should review the Policy specifications page of your Policy for rates applicable to your Policy.
You will also bear expenses associated with the Funds available under the Policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Fund Options (Fund fees and expenses) (1)	0.19%	2.675%

(1)
As a percentage of Fund assets.

For additional information about ongoing fees and expenses, see “CHARGES AND DEDUCTIONS” and “APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY” in the Prospectus.

RISKS
Risk of Loss	You can lose money by investing in this Policy, including loss of principal. For additional information about the risk of loss, see “POLICY BENEFITS/ RISKS SUMMARY” in the Prospectus.
Not a Short-Term Investment
The Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Policy is designed to provide benefits on a long-term basis. Although you are permitted to take withdrawals or surrender the Policy, surrender charges and federal and state income taxes may apply. Consequently, you should not use the Policy as a short-term investment or savings vehicle. Because of the long-term nature of the Policy, you should consider whether purchasing the Policy is consistent with the purpose for which it is being considered.
For additional information about the investment profile of the Policy, see “POLICY BENEFITS/ RISKS SUMMARY,” “CHARGES AND DEDUCTIONS,” “USE OF THE POLICY”, “APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY” and “TAX CONSIDERATIONS--Taxation of Insurance Polices” in the Prospectus.

Risks Associated with Investment Options
An investment in the Policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options, or Funds, available under the Policy. Each investment option (including the Fixed Account investment option) will have its own unique risks, and you should review these investment options before making an investment decision.
For additional information about the risks associated with investment options, see “POLICY BENEFITS/ RISKS SUMMARY,” “THE COMPANY AND THE FIXED ACCOUNT” and “THE VARIABLE ACCOUNT AND THE FUNDS” in the Prospectus.

Insurance Company Risks
An investment in the Policy is subject to the risks related to Protective Life, including that any obligations (including under the Fixed Account investment option), guarantees, or benefits are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request by calling toll-free 1-888-353-2654.
For additional information about Company risks, see “POLICY BENEFITS/ RISKS SUMMARY” and “THE COMPANY AND THE FIXED ACCOUNT” in the Prospectus.

Policy Lapse
Your Policy could terminate if the value of your Policy becomes too low to support the Policy’s monthly charges. Your Policy may also Lapse due to insufficient premium payments, poor investment performance, withdrawals, unpaid loans, or loan interest. There is a cost associated with reinstating a Lapsed Policy. Death Benefits will not be paid if the Policy has Lapsed.
For additional information about Policy Lapse, see “POLICY BENEFITS/ RISKS SUMMARY,” “PREMIUMS,” “POLICY LOANS,” and “POLICY LAPSE AND REINSTATEMENT” in the Prospectus.

RESTRICTIONS
Investments
While you may transfer amounts in the Sub-Accounts (which invest in shares of a corresponding Fund) and the Fixed Account, certain restrictions and transfer fees apply with regard to the number and amount of such transfers. Transfers are also subject to the excessive trading and market timing polices described in the Prospectus.
We reserve the right to remove or substitute Funds as investment options.
For additional information about investment options, see “TRANSFERS OF POLICY VALUE” and “THE VARIABLE ACCOUNT - Addition, Deletion, or Substitution of Investments” in the Prospectus.

Optional Benefits
Optional benefits are subject to additional charges. Some optional benefits were available only at the time your Policy was issued and some optional benefits may not be available for all Owners or Insureds.
For additional information about the optional benefits, see “POLICY BENEFITS/ RISKS SUMMARY” and “SUPPLEMENTAL RIDERS AND ENDORSEMENTS” in the Prospectus.

TAXES
Tax Implications
You should consult with a tax professional to determine the tax implications regarding the purchase, ownership, and use of a Policy. Withdrawals and surrenders may be subject to income tax and will be taxed at ordinary tax rates. In addition, withdrawals and surrenders may be subject to an additional tax depending on the circumstances.
For additional information about tax implications, see “TAX CONSIDERATIONS” in the Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation
Some investment professionals have and may continue to receive compensation for selling the Policy to investors, which may include commissions, revenue sharing, compensation from affiliates and third parties. These investment professionals may have had a financial incentive to offer or recommend the Policy over another investment.
For additional information about compensation, see “SALE OF THE POLICIES” in the Prospectus.

Exchanges
Some investment professionals may have a financial incentive to offer an investor a new policy in place of the one he or she already owns. You should only exchange your Policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own the existing Policy.
For additional information about exchanges, see “EXCHANGE PRIVILEGE” and “TAX CONSIDERATIONS--Section 1035 Exchanges” in the Prospectus.

APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of Funds available under the Policy. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 1-800-265-1545 or by sending an email request to prospectus@protective.com.
The current expenses and performance information below reflects fees and expenses of the Funds, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable (2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Allocation	Calvert VP SRI Balanced Portfolio - Class I	0.64%	19.61%	9.41%	8.41%
U.S. Equity	ClearBridge Variable Mid Cap Portfolio - Class II - ClearBridge Investments, LLC	1.06%	9.73%	6.35%	7.02%
U.S. Equity	ClearBridge Variable Small Cap Growth Portfolio - Class II - ClearBridge Investments, LLC	1.05%	4.23%	5.13%	7.66%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.66%	33.63%	16.92%	13.50%
U.S. Equity	Fidelity® VIP Equity-Income Portfolio - Service Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.57%	15.24%	9.97%	9.11%
Allocation	Fidelity® VIP Freedom Funds - Freedom 2015 Portfolio℠ - Service Class	0.53%	6.34%	4.22%	5.26%
Allocation	Fidelity® VIP Freedom Funds - Freedom 2020 Portfolio℠ - Service Class	0.56%	7.55%	5.05%	5.91%
U.S. Equity	Fidelity® VIP Growth Portfolio - Service Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.66%	30.27%	18.81%	16.51%
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Service Class - Geode Capital Management, LLC	0.19%	24.77%	14.29%	12.88%
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Service Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.48%	1.62%	0.34%	1.83%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.67%	17.35%	11.23%	9.10%
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.87%	30.44%	13.64%	12.67%
Allocation	Franklin Income VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.72%	7.20%	5.29%	5.27%
Allocation	Franklin Mutual Shares VIP Fund - Class 2 - Franklin Mutual Advisers, LLC	0.94%	11.27%	5.75%	5.83%
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.88%	10.79%	10.30%	10.44%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 - Franklin Mutual Advisers, LLC (1)	0.90%	11.71%	8.36%	8.17%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	1.08%	11.04%	9.75%	9.32%
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 2 - Franklin Advisers, Inc.	0.78%	1.37%	-0.52%	0.53%
International Equity	Goldman Sachs VIT International Equity Insights Fund - Institutional Class (1)	0.80%	6.12%	5.46%	4.88%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable (2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
International Equity	Goldman Sachs VIT International Equity Insights Fund - Service Class (1)	1.05%	5.80%	5.19%	4.61%
U.S. Equity	Goldman Sachs VIT Large Cap Value Fund - Institutional Class (1)	0.70%	17.05%	9.83%	8.00%
U.S. Equity	Goldman Sachs VIT Large Cap Value Fund - Service Class (1)	0.93%	16.74%	9.59%	7.74%
U.S. Equity	Goldman Sachs VIT Mid Cap Growth Fund - Service Class (1)	0.98%	20.23%	11.04%	10.20%
U.S. Equity	Goldman Sachs VIT Mid Cap Value Fund - Institutional Class (1)	0.82%	12.36%	9.85%	7.98%
U.S. Equity	Goldman Sachs VIT Mid Cap Value Fund - Service Class (1)	1.07%	12.12%	9.57%	7.71%
U.S. Equity	Goldman Sachs VIT Small Cap Equity Insights Fund - Institutional Class (1)	0.81%	18.99%	8.99%	8.97%
U.S. Equity	Goldman Sachs VIT Small Cap Equity Insights Fund - Service Class (1)	1.06%	18.76%	8.73%	8.69%
U.S. Equity	Goldman Sachs VIT Strategic Growth Fund - Institutional Class (1)	0.71%	32.27%	16.76%	14.90%
U.S. Equity	Goldman Sachs VIT Strategic Growth Fund - Service Class (1)	0.96%	31.99%	16.47%	14.61%
U.S. Equity	Goldman Sachs VIT U.S. Equity Insights Fund - Institutional Class (1)	0.56%	28.24%	14.15%	12.05%
U.S. Equity	Goldman Sachs VIT U.S. Equity Insights Fund - Service Class (1)	0.77%	27.92%	13.91%	11.82%
U.S. Equity	Invesco® V.I. American Franchise Fund - Series I	0.85%	34.89%	15.84%	14.16%
U.S. Equity	Invesco® V.I. American Value Fund - Series II	1.14%	30.09%	13.40%	8.85%
Allocation	Invesco® V.I. Balanced-Risk Allocation Fund - Series II (1)	1.06%	3.56%	2.51%	3.57%
U.S. Equity	Invesco® V.I. Comstock Fund - Series I	0.76%	15.18%	11.59%	9.49%
U.S. Equity	Invesco® V.I. Discovery Large Cap Fund (1) (formerly the Invesco® V.I. Capital Appreciation Fund - Series I)	0.80%	34.16%	16.05%	13.25%
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series I	0.85%	24.23%	10.21%	11.57%
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series II	1.10%	23.92%	9.92%	11.29%
Allocation	Invesco® V.I. Equity and Income Fund - Series II	0.82%	11.91%	8.12%	7.09%
International Equity	Invesco® V.I. EQV International Equity Fund - Series II	1.15%	0.34%	2.97%	4.10%
International Equity	Invesco® V.I. Global Fund - Series I	0.81%	16.07%	9.48%	9.85%
Taxable Bond	Invesco® V.I. Global Strategic Income Fund - Series I (1)	0.93%	3.16%	-0.14%	1.53%
Taxable Bond	Invesco® V.I. Government Securities Fund - Series II	0.95%	1.48%	-0.40%	0.67%
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series I	0.75%	16.00%	10.07%	8.80%
U.S. Equity	Invesco® V.I. Main Street Fund® - Series I (1)	0.80%	23.65%	12.08%	11.24%
Money Market	Invesco® V.I. U.S. Government Money Portfolio - Series I	0.66%	4.63%	2.11%	1.40%
Taxable Bond	Lord Abbett Series Fund - Bond Debenture Portfolio - Class VC	0.99%	6.72%	1.90%	3.73%
U.S. Equity	Lord Abbett Series Fund - Dividend Growth Portfolio - Class VC	0.99%	22.14%	12.23%	11.16%
U.S. Equity	Lord Abbett Series Fund - Fundamental Equity Portfolio - Class VC (1)	1.08%	16.65%	8.81%	7.91%

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable (2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
U.S. Equity	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	0.93%	20.60%	10.37%	9.05%
U.S. Equity	Lord Abbett Series Fund - Growth Opportunities Portfolio - Class VC	1.13%	30.61%	7.67%	9.37%
U.S. Equity	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	1.14%	14.90%	9.21%	6.83%
U.S. Equity	MFS® VIT Growth Series - Initial Class (1)	0.72%	31.47%	14.74%	15.11%
U.S. Equity	MFS® VIT II Massachusetts Investors Growth Stock Portfolio - Initial Class (1)	0.72%	16.27%	12.43%	13.18%
U.S. Equity	MFS® VIT Investors Trust Series - Initial Class (1)	0.74%	19.52%	11.39%	11.09%
U.S. Equity	MFS® VIT New Discovery Series - Initial Class (1)	0.87%	6.72%	4.96%	9.19%
U.S. Equity	MFS® VIT Research Series - Initial Class (1)	0.76%	18.87%	11.88%	11.66%
Allocation	MFS® VIT Total Return Series - Initial Class (1)	0.61%	7.75%	6.16%	6.46%
Taxable Bond	MFS® VIT Total Return Series - Service Class (1)	0.86%	7.46%	5.89%	6.20%
Sector Equity	MFS® VIT Utilities Series - Initial Class (1)	0.79%	11.66%	5.88%	6.29%
U.S. Equity	MFS® VIT Value Series - Service Class (1)	0.94%	11.35%	7.76%	8.36%
Taxable Bond	PIMCO VIT Long-Term U.S. Government Portfolio - Advisor Class	2.675%	-6.10%	-5.02%	-0.82%
Taxable Bond	PIMCO VIT Low Duration Portfolio - Advisor Class	0.77%	4.39%	0.98%	1.18%
Taxable Bond	PIMCO VIT Real Return Portfolio - Advisor Class	1.17%	2.03%	1.83%	2.05%
Taxable Bond	PIMCO VIT Short-Term Portfolio - Advisor Class	0.72%	5.95%	2.66%	2.29%
Taxable Bond	PIMCO VIT Total Return Portfolio - Advisor Class	0.89%	2.43%	-0.13%	1.43%
U.S. Equity	Royce Capital Micro-Cap Portfolio - Service Class	1.45%	13.28%	10.70%	7.02%
U.S. Equity	Royce Capital Small-Cap Portfolio - Service Class	1.38%	3.26%	6.93%	5.38%
International Equity	Templeton Foreign VIP Fund - Class 2 - Templeton Investment Counsel, LLC (1)	1.06%	-1.00%	2.60%	2.38%
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 - Franklin Advisers, Inc. (1)	0.75%	-11.37%	-4.85%	-2.03%
International Equity	Templeton Growth VIP Fund - Class 2 - Templeton Global Advisors, Ltd. (1)	1.12%	5.40%	4.60%	4.08%
Sector Equity	VanEck® VIP Global Resources Fund - Initial Class	1.06%	-2.83%	7.54%	0.82%

(1)
These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
Please contact us if you have any questions about fund/portfolio availability.

Please retain this this Annual Notice for future reference. The last Prospectus and Statement of Additional Information (“SAI”) for this Policy, dated May 1, 2008, contains more information about the Policy. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifiers: C000028797 C000028804 C000028805